SSLJ.com Limited Announces Changes to Board Composition and Shareholder Meeting

WUHAN, China, March 14, 2019 /PRNewswire/ — SSLJ.com Limited (the “Company” or “SSLJ”) (NASDAQ: SSLJ), a vertically integrated online-to-offline (“O2O”) home improvement service and product provider in the People’s Republic of China (“PRC”), today announced its changes to board composition, notice of meeting and proxy statement.

On March 5, 2019, the board of directors (the “Board”) of SSLJ received Mr. Warren Wang, Ms. Hon Man Yun, Mr. Ren Zhang and Ms. Yanping Li’s resignation letters. The board of directors (the “Board”) discussed and decided to accept the resignation of the above four directors, effective on March 6, 2019. Mr. Warren Wang, Ms. Hon Man Yun, Mr. Ren Zhang and Ms. Yanping Li resigned from the Board of the Company for personal reasons and not as a result of any disputes or disagreements between any of the resigning directors and the Company on any matter relating to the Company’s operations, policies, accounting or practices.

The Company also announced an extraordinary general meeting of holders (the “Shareholders”) of its Class A and Class B ordinary shares (collectively, “Capital Stock”) that will be held at 9:00 A.M. Eastern Standard Time on April 1, 2019 at the Company’s new counsel’s office with the address of 1330 Avenue of the Americas, 14th Floor, New York, NY 10019. The purpose of the meeting is to effect a reverse stock split of the Company’s outstanding ordinary shares at a reverse stock split ratio of 1-for-5 to comply with NASDAQ requirements to maintain the listing of its ordinary shares on the NASDAQ Capital Market. The Company has established the close of business on March 14, 2019 (the “Record Date”), as the record date for determining Shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof.

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These statements are subject to the risks and uncertainties, including: difficulties, delays, unexpected costs or the inability to reach definitive documents with respect to, or consummate, the proposed business combination and other transactions referred to in this press release and those described in the documents we file with the U. S. Securities and Exchange Commission, and risks associated with the inherent uncertainty of Yungu’s future financial results, the ability of management to successfully integrate Yungu’s operations, the availability and pricing of additional capital to finance the Company’s operations, the intensity of competition, changes and volatility in the Company’s stock prices and general economic conditions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited

Email: ir@sslj.com